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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        The ratios of earnings to fixed charges and preferred stock dividends for the three and nine months ended September 30, 2002 were 1.8:1 and 1.9:1, respectively.

        For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends) to income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002
(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended	Nine Months Ended
	September 30, 2002
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$30,723	$90,369
Interest expense (including amortization of debt discount and issuing costs)	24,617	68,371
Distributions from equity investee	1,041	3,045
Interest component of rental expense	107	321

Total	$56,488	$162,106

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$24,617	$68,371
Capitalized interest	1,171	2,686
Interest component of rental expense	107	321

Total	$25,895	$71,378

PREFERRED DIVIDEND REQUIREMENTS	$4,859	$16,164

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENT	$30,754	$87,542

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.8	1.9

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  EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS